Exhibit (h)(8)(ii)
APPENDIX A

COMPLIANCE SERVICES AGREEMENT

1.	Langar Global HealthTech ETF
2.	North Shore Equity Rotation ETF
3.	Obra Opportunistic Structured Products ETF
4.	Obra High Grade Structured Products ETF
5.	Trajan Wealth Income Opportunities ETF
6.	Tuttle Capital Inverse ESG ETF
7.	Tuttle Capital Self Defense Index ETF
8.	UVA Unconstrained Medium-Term Fixed Income ETF